September 21, 2007
VIA EDGAR AND FACSIMILE (202) 772-9210
Mr. Mark Kronforst, Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
Room 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Yahoo! Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed February 23, 2007
Form 10-Q for the Fiscal Quarter Ended June 30, 2007
Filed August 8, 2007
File No. 000-28018

Dear Mr. Kronforst:
We received your letter dated August 24, 2007 (the “Letter”), setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on our above-referenced reports filed under the Securities Exchange Act of 1934. Our responses to the specific comments are set forth below. For the convenience of the Staff, each comment from the Letter is restated in italics prior to the response to such comment.

Form 10-K for the Fiscal Year Ended December 31, 2006
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Marketing Services Revenue, page 38
1.	We note that you changed your method for computing the volume of page views and searches and average revenue per page view and search during the second quarter of 2006. Address the following with respect to this change:
•	Identify any other offerings that are excluded from these metrics and explain the basis for exclusion;

•	Indicate whether you have a policy of excluding offerings for which internet traffic monetization occurs at a lower rate. If so, explain why;

•	Describe the “content match” offering to us and differentiate it from the offerings that remain part of the calculations;

•	Quantify the impact of excluding the content match data on these metrics; and

•	Tell us more about the purpose of these metrics and why you believe that it is more meaningful to exclude content match statistics entirely from your presentation.
In addition to providing the information above, consider expanding your disclosures to provide a more robust discussion of these metrics that allows readers to understand their purpose and your approach to presenting them.

We note the Staff’s comments and supplementally advise the Staff of the following:

Overview and Purpose of the Metrics

We disclose the percentage changes in the volume of Page Views and average revenue per Page View on Yahoo! Properties and number of searches and average revenue per search on Affiliate sites to provide investors with additional data underlying the trends in our principal revenue sources. We believe that these metrics are particularly valuable when discussing our Marketing services revenues. Changes in our methodology for calculating the metrics primarily result from the introduction of new Marketing services offerings or from changes in our Marketing services offerings, which do not conform to our historical definitions.

Background Information and Terms

As background, the following description of terms may be helpful:
•	“Yahoo! Properties” — Yahoo!’s owned and operated online properties and services.

•	“Affiliate sites” — Sites of Yahoo!’s distribution network of third-party entities.

•	“Page Views” — the total number of web pages viewed by users on Yahoo! Properties.

•	“Display advertising” — graphical advertisements on pages viewed by users on Yahoo! Properties and on Affiliate sites.

•	“Search queries” or “searches” — an online user generated search request that may yield Internet search results ranked and sorted based on relevance to the user’s search query. Sponsored search results, a subset of the overall search results, provide links to paying advertisers’ web pages. For example, if the user enters the phrase “hybrid car” into the Yahoo! search box, the Yahoo! search technology will search the Internet and return links to what it identifies as the most relevant websites regarding “hybrid car” on the Internet, as well as retrieve relevant sponsored search ads from Yahoo!’s database of advertisers. Search results can be generated on Yahoo! Properties and on Affiliate sites. Each page of search results generated on Yahoo! Properties and viewed by a user is included in the number of Page Views for Yahoo! Properties.

•	“Content Match links” — advertising on Yahoo! Properties and Affiliate sites which include content matched advertiser links to their respective websites. These advertisements are generally associated with and displayed in response to specific content being viewed by a user on Yahoo! Properties or Affiliate sites. For example, if a user is viewing Yahoo! Real Estate pages, or a similar page on an Affiliate site, links to websites for advertisers selling real estate services may appear alongside the content of the page.
Excluded Offerings

We generate revenues from advertisers principally from Display advertising appearing on pages on the Yahoo! Properties and from click-throughs on sponsored search results generated from search queries on both Yahoo! Properties and Affiliate sites. At present, we also receive revenues for Content Match links (on both Yahoo! Properties and Affiliate sites) and Display advertising appearing on pages of our Affiliate sites. The revenues from Content Match links on both Yahoo! Properties and Affiliate sites are currently not material to Yahoo!. For example these revenues represented less than three percent of total revenues for the three month period ended June 30, 2007. The revenues from Display advertising on Affiliate sites, which began during 2006, are also not material to Yahoo!. These revenues represented less than one percent of total revenues for the three month period ended June 30, 2007. Consequently, we do not currently provide and disclose separate metrics for these revenue sources or include these offerings in the metrics we do disclose[1].

[1]	In the fourth quarter of 2006 and the first quarter and second quarter of 2007 we included Display advertising revenues, and in the second quarter of 2007 we also included Content Match link revenues in the metrics calculation for Affiliate sites. These revenues represented an immaterial amount of our Affiliate sites revenues (for example, the reported percentage would have increased from -15% to -12% in our second quarter 2007 Form 10-Q had we excluded Display advertising and Content Match link revenues from this calculation). We do not currently plan to include Content Match links revenues in the metrics calculation for Yahoo! Properties or Content Match links and Display advertising revenues in the metrics calculation for Affiliate sites in future filings.

There are no other offerings that we exclude from our metrics disclosures, and we do not have a policy of excluding offerings for which Internet traffic monetization occurs at a lower rate. We have described below the changes made in 2006 and 2007 to the metrics disclosed in our related periodic reports as well as changes we propose to make in the report for the quarter ending September 30, 2007.

Quantification of Excluding Content Match Links

In 2006, as described in our Annual Report on Form 10-K for the year ended December 31, 2006 (page 38), we refined our method for computing changes in Page Views and average revenue per Page View to exclude Content Match links and the related revenue. We made this change because we believed the revised metric better reflected the underlying trends driving our principal revenue sources, namely, Display advertising on Yahoo! Properties and click-throughs on sponsored search results generated from search queries on both Yahoo! Properties and Affiliate sites.

As requested we have quantified the impact of excluding Content Match links from our reported metrics. This information is attached in Exhibit A.

In the second quarter ended June 30, 2007, we made a further change to the presentation of our metrics. At that time, we determined we would separately disclose metrics for (i) Yahoo! Properties and (ii) Affiliate sites instead of presenting these metrics on a consolidated basis as had been done in prior periods. Consistent with this approach, in our 2007 second quarter Form 10-Q, we began reporting the change in total number of Page Views (including viewed pages of search results) and change in average revenue per Page View (including viewed pages of search results) on Yahoo! Properties. We also then began disclosing the change in the number of searches on Affiliate sites and the change in average revenue per search result on Affiliate sites. We made these changes because we believed that investors and the investment community would find it more useful to have separate metrics for each of Yahoo! Properties and Affiliate sites.

Future Filings

In response to the Staff’s comment, in future filings we will expand our discussion of the metrics used to assist readers in better understanding the metrics. We currently contemplate future disclosure in our periodic reports along the lines provided below. We may in the future determine it appropriate to use different metrics or to change the components or methods of measuring the metrics we use. We would expect to describe in our periodic filings any future material changes we make.

“As used below, “Page Views” means the total number of web pages viewed by users on our owned and operated sites (referred to as “Yahoo! Properties”), and “searches ” means online search queries that may yield Internet search results ranked and sorted based on relevance to the user’s search query.

The Company currently generates revenues principally from display advertising on Yahoo! Properties and sponsored search results generated from searches on Yahoo! Properties and on the sites of our distribution network of third-party entities (“Affiliate sites”). In addition, the Company receives revenues for Content Match links on Yahoo! Properties and Affiliate sites and display advertising on Affiliate sites. The revenues from these additional sources are not currently material and are excluded from the calculation of average revenue per Page View on Yahoo! Properties and average revenue per search on Affiliate sites.

The number of Page Views (including viewed pages of search results) on Yahoo! Properties increased/decreased by approximately ___% in the three month period ended ___, 2007 as compared to the same period in 2006.

The average revenue per Page View increased/decreased by approximately _% in the three month period ended ___, 2007 as compared to the same period in 2006, primarily as a result of [insert explanation].

The number of searches on Affiliate sites increased/decreased by approximately ___% in the three month period ended ___, 2007 as compared to the same period in 2006.

The average revenue per search on our Affiliate sites increased/decreased by approximately ___% in the three months ended ___, 2007 as compared to the same period in 2006 primarily as a result of [insert explanation].”

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 1 The Company and Summary of Significant Accounting Policies
Internal Use Software and Website Development Costs, Page 65
2.	We note that your costs capitalized in 2006 were over four times higher than in previous years presented. Explain to us the nature of this significant fluctuation. In addition, tell us how you considered discussing the impact of your capitalization activities on your results of operations within MD&A. Finally, describe your future expectations regarding such capitalization and tell us why you have not disclosed those expectations.

We note the Staff’s comments and supplementally advise the Staff of the following:

Capitalized costs increased in 2006 principally due to the internal development of Project Panama, our new search marketing platform. Throughout 2006, a significant portion of our technology and engineering staff was engaged in developing, coding and testing the platform in advance of its use in the U.S. market, which began in the fourth quarter of 2006. Certain of the Project Panama development, coding and testing costs were capitalized in accordance with our software capitalization policy, which follows the guidance in Statement of Position 98-1, “Accounting for Costs of Computer Software Developed or Obtained for Internal Use.”

We discussed the development and launch of Project Panama in the MD&A on page 36 of our Annual Report on Form 10-K for the year ended December 31, 2006. We did not discuss the impact of capitalization on the results of operations because the total amount of related expense was approximately $3 million (both for Project Panama and other internal-use software projects), or less than 1 percent of total 2006 cost of sales. We concluded that this amount did not warrant additional discussion. We also believe that the impact of the amortization of these capitalized costs will not have a significant impact on the results of our operations in future periods.

While our strategy contemplates ongoing development of advanced advertising and media platforms, we have not yet made determinations or commitments that we believe give rise to the need to make disclosures concerning future capitalization amounts. As we evaluate whether to internally develop, acquire or partner with others to develop such platforms, we expect that certain qualifying costs will be capitalized under U.S. GAAP. In the event we commit to significant internal-use software development projects and determine that related costs will be capitalized in accordance with our software capitalization policy, we will provide additional disclosure with respect to our future expectations regarding such capitalization within our MD&A at that time.

Form 10-Q for the Quarterly Period Ended June 30, 2007
Condensed Consolidated Financial Statements
Notes to Condensed Consolidated Financial Statements
Note 13. Segments, page 19
3.	We note your announcement, on December 5, 2006, that a reorganization of your structure and management would take place in 2007. Your announcement indicates that the reorganization is designed, in part, to “better align your operations with your key customer segments” and to “increase accountability.” Please tell us whether this reorganization is complete and, if so, why it has not affected your segment disclosures.

We note the Staff’s comments and supplementally advise the Staff of the following:

In December 2006, we announced that a reorganization of our structure and management would take place in 2007. In June 2007, we announced further changes to our Executive team, and in July 2007 we stated in our earnings call that we were continuing to review our organizational structure. This continuing strategic review may result in further changes to our organizational and management structure. We are still in the process of determining our revised organizational structure.

Our operating segments, as defined by paragraph 10 of Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information”, have not been affected by our reorganization process. At present we continue to assess performance and allocate resources based on our United States and International operating segments.

As the reorganization process continues and additional changes are made in how we measure our operations, we will continue to assess whether or not those changes impact our operating segment determination.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hereby represent that:
•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (408) 349-3300 with any questions or comments regarding this letter.

Respectfully submitted, Yahoo! Inc.
/s/ Blake Jorgensen
By:	Blake Jorgensen
Title:	Chief Financial Officer

cc:	David Edgar, Staff Accountant
Michael A. Murray, Senior Vice President, Finance
and Chief Accounting Officer
Michael J. Callahan, Executive Vice President,
General Counsel and Secretary
Stephanie I. Splane, Vice President, Corporate Legal Affairs
and Assistant Secretary

Exhibit A
The highlighted rows in the chart below present our volume and revenue/volume metrics as reported in our periodic reports. Underneath each of the “as reported” rows, we have presented the volume and revenue/volume metrics we would have reported for each of the identified periods of 2006 and the first quarter of 2007 had we continued to use the Q1 2006 method (the method including Content Match links) for computing the metrics. The entries underneath the “Form 10-Q Q2 2007” column following the “as reported” information present the volume and revenue/volume metrics we would have reported for the second quarter of 2007 had we continued to use the Q1 2006 method for computing the metrics but had presented separate results for Yahoo! Properties and Affiliate sites.

	Form 10-Q	Form 10-Q	Form 10-Q	Form 10-K	Form 10-Q	Form 10-Q
Year over Year	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Q1 2007	Q2 2007
				(YTD)

Volume Metric

As Reported
— Consolidated	42%	20%	22%	21%	19%
— Yahoo! Properties						19%
— Affiliate sites						11%

Q1 2006 Method Applied (including Content Match)

— Consolidated	42%	36%	24%	27%	8%
— Yahoo! Properties						19%
— Affiliate sites						-22%

Price Metric

As Reported
— Consolidated	-5%	4%	-3%	1%	-9%
— Yahoo! Properties						-1%
— Affiliate sites						-15%

Q1 2006 Method Applied (including Content Match)

— Consolidated	-5%	-7%	-4%	-4%	-1%
— Yahoo! Properties						-1%
— Affiliate sites						21%